UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.  20549
                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*


                             UNITED NATIONAL BANCORP
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                                (Name of Issuer)

                          Common Stock, $1.25 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    910909100
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                                 (CUSIP Number)

                                 Alan J. Wilzig
                      President and Chief Executive Officer
                         The Trust Company of New Jersey
                                35 Journal Square
                              Jersey City, NJ 07306
                                 (201) 420-2500
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 21, 2003
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             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No.    910909100
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  1)   Names of Reporting Persons.  I.R.S. Identification Nos. of  above persons
       (entities only):

                   The Trust Company of New Jersey 22-1337980
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  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
             (a)                    Not
             (b)                 Applicable
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  3)   SEC Use Only

--------------------------------------------------------------------------------
  4)   Source of Funds (See Instructions):  WC
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  5)   Check if  Disclosure of  Legal Proceedings is  Required Pursuant to Items
       2(d) or 2(e):         Not Applicable
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  6)   Citizenship or Place of Organization:    New Jersey
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        Number of                      7) Sole Voting Power:           899,425
                                          --------------------------------------
        Shares Beneficially            8) Shared Voting Power:           2,000
                                          --------------------------------------
        Owned by
        Each Reporting                 9) Sole Dispositive Power:      899,425
                                          --------------------------------------
        Person With                   10) Shared Dispositive Power:      2,000
                                          --------------------------------------
--------------------------------------------------------------------------------
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:    901,425
--------------------------------------------------------------------------------
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares  (See
       Instructions):      Not Applicable
--------------------------------------------------------------------------------
  13)  Percent of Class Represented by Amount in Row (11):     4.8%
--------------------------------------------------------------------------------
  14)  Type of Reporting Person (See Instructions):      BK
--------------------------------------------------------------------------------

Item 4.   Purpose of Transaction.
          ----------------------

          This Schedule 13D Amendment No. 2 is being filed as a result of certain transactions in the common stock, $1.25 par value (the "Common Stock"), of United National Bancorp, a New Jersey corporation (the "Company") effected by The Trust Company of New Jersey ("Trust Company"), as described in Item 5 and Exhibit A attached hereto, that have resulted in a greater than one percent change in the percent of securities held by Trust Company since the Trust Company's most recent Schedule 13D Amendment No. 1 (dated November 26, 2002). The transactions in the Company Common Stock effected by Trust Company resulted in a decrease in the percent of the Company Common Stock held by Trust Company to below 5%.

          Trust Company elected to convert its filing on Schedule 13G, filed with the Securities and Exchange Commission (the "SEC") on February 15, 2001, into a filing on Schedule 13D, filed with the SEC on July 25, 2001, to reflect its decision on July 19, 2001 to enter into discussions with management and/or third parties that may relate to or result in, among other things, the acquisition by Trust Company of additional securities of the Company, a change in the Company's management, control, capitalization, the sale or transfer of a material amount of the Company's assets, a merger (including a merger in which the Company may be the survivor), reorganization or similar transaction involving the Company. At the time of filing of this Schedule 13D Amendment No. 2, Trust Company has not developed specific plans or proposals with respect to any of the foregoing.


Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

          As of August 21, 2003, Trust Company beneficially owns 901,425 shares of Company Common Stock, which represents approximately 4.8% of the Company Common Stock outstanding, based on 18,811,333 shares of Company Common Stock outstanding as reported by the Company on Form 10-Q for the quarterly period ended June 30, 2003. Of the 901,425 shares of Company Common Stock, Trust Company has sole voting and dispositive power over 899,425 shares and shared voting and dispositive power over 2,000 shares.

          During the past 60 days, Trust Company effected the transactions in the Company Common Stock listed on Exhibit A attached hereto.



                            [signature page follows]

                                    Signature
                                    ---------


           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                           September 2, 2003


                                           THE TRUST COMPANY OF NEW JERSEY

                                        By:/s/ Gregory Dubnansky
                                           -------------------------------------
                                           Name:   Gregory Dubnansky
                                           Title:  Senior Vice President


      Attention: Intentional misstatements or omissions of fact constitute
                Federal criminal violations (See 18 U.S.C. 1001).

                                    Exhibit A
                                    ---------


          During the past 60 days, Trust Company effected the following transactions in the Company Common Stock, all of which were effected on the public market:


                         Amount of        Price Per           Type of
Transaction Date        Securities          Share           Transaction
----------------        ----------        ---------         -----------

  8/11/2003                10,000          $29.1547            Sale

  8/12/2003                10,000          $29.207             Sale

  8/13/2003                 7,500          $29.0967            Sale

  8/15/2003                 3,600          $29.1358            Sale

  8/18/2003                10,000          $29.0314            Sale

  8/19/2003                10,000          $29.17              Sale

  8/21/2003               184,200          $33.155             Sale